Allen R. Tubb	Email: atubb@swst.com
Vice President	Direct Line: 214-859-6629
General Counsel and Secretary	Direct Fax: 214-859-6020

November 21, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SWS Group, Inc.

Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3

Filed November 16, 2011

File No. 333-177217

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SWS Group, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 3:00 p.m. on Wednesday, November 23, 2011, or as soon as possible thereafter.

Very truly yours, SWS Group, Inc.

/s/ Allen R. Tubb
Allen R. Tubb Vice President, General Counsel and Secretary SWS Group, Inc.

cc: Darrel A. Rice, Haynes and Boone, LLP

  Garrett A. DeVries, Haynes and Boone, LLP